UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock ($0. 0001 par value per share)

(Title of Class of Securities)

37951D102

(CUSIP Number of Class of Securities)

Steven M. Hoffman

Wellington Management Company, LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 790-7429

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Management Company, LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,595,521

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,595,521

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person IA

(1)                                 Based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013 plus 257,058 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Hedge Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,884,899

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,884,899

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,884,899

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%(1)

14.	Type of Reporting Person OO

(1)                                 Based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013 plus 156,291 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Hedge Administrator, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,710,622

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,710,622

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,622

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.7%(1)

14.	Type of Reporting Person OO

(1)                                 Based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013 plus 100,767 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102	SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Wellington Management Company, LLP (“Wellington Management”), Wellington Hedge Management, LLC (“WHML”) and Wellington Hedge Administrator, LLC (“WHAL”) with the SEC on February 8, 2013, as amended by Amendment No. 1 to such statement filed with the SEC on October 29, 2013 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 13D.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended to add the following information:

(a)         and (b)                                   As of the date hereof:

(i)                                     Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 3,595,521 shares of Common Stock, consisting of (i) 1,482,180 shares of Common Stock held by the Clients, (ii) 1,856,283 shares currently available to be distributed from escrow pursuant to the Letter Agreement and (iii) 257,058 shares of Common Stock underlying warrants held by the Clients.  Such shares represent beneficial ownership of 9.9% of the Common Stock, based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013.  The foregoing excludes (i) 536,231 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement and (ii) 151,034 shares of Common Stock held in escrow, registered in the name of the escrow agent, pursuant to the Letter Agreement because of the Maximum Percentage limitation, which shares are not currently available to be distributed.  Without the Maximum Percentage limitation, Wellington Management would be deemed to beneficially own 3,746,555 shares of Common Stock.

(ii)                                  WHML, in its capacity as managing general partner to certain of the Clients, may be deemed to be the beneficial owner of 1,884,899 shares of Common Stock, consisting of (i) 755,479 shares of Common Stock held by such Clients, (ii) 973,129 shares currently available to be distributed from escrow pursuant to the Letter Agreement and (iii) 156,291 shares of Common Stock underlying warrants held by such Clients.  Such shares represent beneficial ownership of 5.2% of the Common Stock, based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013.  The foregoing excludes (i) 283,303 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement and (ii) 88,298 shares of Common Stock held in escrow, registered in the name of the escrow agent, pursuant to the Letter Agreement because of the Maximum Percentage limitation, which shares are not currently available to be distributed.

CUSIP No. 37951D102	SCHEDULE 13D

Without the Maximum Percentage limitation, WHML would be deemed to beneficially own 1,973,197 shares of Common Stock.

(iii)                               WHAL, in its capacity as general partner to certain of the Clients, may be deemed to be the beneficial owner of 1,710,622 shares of Common Stock, consisting of (i) 726,701 shares of Common Stock held by such Clients, (ii) 883,154 shares currently available to be distributed from escrow pursuant to the Letter Agreement and (iii) 100,767 shares of Common Stock underlying warrants held by such Clients.  Such shares represent beneficial ownership of 4.7% of the Common Stock, based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013.  The foregoing excludes (i) 252,928 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement and (ii) 62,736 shares of Common Stock held in escrow, registered in the name of the escrow agent, pursuant to the Letter Agreement because of the Maximum Percentage, which shares are not currently available to be distributed.  Without the Maximum Percentage limitation, WHAL would be deemed to beneficially own 1,773,358 shares of Common Stock.

Each Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)                                  Except as set forth on Schedule A attached hereto, no transactions were effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D through November 13, 2013.  All of the transactions set forth on Schedule A were effected in the ordinary course of business of the Reporting Persons on behalf of their Clients.  The transactions set forth in Schedule A were effected in open market transactions on the Nasdaq Capital Market.

CUSIP No. 37951D102	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2013

WELLINGTON MANAGEMENT COMPANY, LLP

	By:	/s/ Steven M. Hoffman
	Name:	Steven M. Hoffman
	Title:	Vice President

WELLINGTON HEDGE MANAGEMENT, LLC

	By:	/s/ Gregory S. Konzal
	Name:	Gregory S. Konzal
	Title:	Vice President

WELLINGTON HEDGE ADMINISTRATOR, LLC

	By:	/s/ Gregory S. Konzal
	Name:	Gregory S. Konzal
	Title:	Vice President

CUSIP No. 37951D102	SCHEDULE 13D

Schedule A

	Number of
Trade Date	Shares Disposed of	Price per Share

11/8/2013	2,400	10.1515
11/8/2013	2,400	10.1515
11/8/2013	16,800	10.1515
11/8/2013	3,600	10.1515
11/8/2013	24,800	10.1515
11/11/2013	2,440	10.9836
11/11/2013	12,800	10.9836
11/11/2013	12,900	10.9836
11/11/2013	387	10.9836
11/11/2013	101,000	10.9836
11/11/2013	21,300	10.9836
11/11/2013	149,173	10.9836
11/12/2013	6,000	11.2817
11/12/2013	210,166	11.2817
11/12/2013	170,400	11.2817
11/12/2013	1,735	11.2817
11/12/2013	499	11.2817
11/12/2013	4,500	11.2817
11/12/2013	6,700	11.2817
11/13/2013	4,200	11.0000
11/13/2013	147,800	11.0000
11/13/2013	119,800	11.0000
11/13/2013	3,200	11.0000
11/13/2013	1,700	11.0000
11/13/2013	4,700	11.0000